Exhibit 99.1

ELBIT IMAGING ANNOUNCES UPDATE REGARDING NASDAQ CONTINUED LISTING DEFICIENCY NOTICE

Tel Aviv, Israel, December 13, 2018, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today an update on its compliance with the Listing Rules of the Nasdaq Stock Market (“Nasdaq”).

As previously disclosed, the Company received written notification from Nasdaq, dated June 26, 2018, indicating that the Company is no longer in compliance with the continued listing requirement under Nasdaq Listing Rule 5450(b)(3)(C) because the market value of its publicly held shares (“MVPHS”) was below $15,000,000 for 30 consecutive business days. Pursuant to Nasdaq Listing Rule 5810(c)(3)(D), the applicable grace period to regain compliance is 180 calendar days, or until December 24, 2018. The Company can cure this deficiency if the Company’s MVPHS closes at $15,000,000 or more for a minimum of ten consecutive business days during the grace period.

The Company has concluded that it does not expect to cure this deficiency by December 24, 2018. According to the Nasdaq Listing Rules, the Company may, within seven days of the date of a delisting determination notification from Nasdaq, request a hearing before a Hearings Panel to review the delisting determination. Such request will stay the delisting action pending the decision of the Hearings Panel. The Company intends to submit such a request for a hearing following receipt of delisting determination notice.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) medical industries through our indirect holdings in Insightec Ltd. and Gamida Cell Ltd.; (ii) land in India which is designated for sale (and which was initially designated for residential projects); and (iii) land in Eastern Europe which is designated for sale (and which was initially designated for development of commercial centers).

For Further Information:

Company Contact
Ron Hadassi
CEO and Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com